For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la compagnie en Ontario

652355

Ministry of Consumer and Commercial Relations — Ontario

Ministère de la Consommation et du Commerce

CERTIFICATE

This is to certify that these articles are effective on

CERTIFICAT

Ceci certifie que les présents statuts entrent en vigueur le

SEPTEMBER 1 SEPTEMBRE, 1992

TRANS CODE C

Director / Directeur
Business Corporations Act / Loi sur les compagnies

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3 Business Corporations Act 1982
Formule numéro 3 Loi de 1982 sur les compagnies

1. The present name of the corporation is: / *Dénomination sociale actuelle de la compagnie:*

ARTAGRAPH REPRODUCTION TECHNOLOGY INCORPORATED

2. The name of the corporation is changed to (if applicable): / *Nouvelle dénomination sociale de la compagnie (s'il y a lieu):*

N/A

3. Date of incorporation/amalgamation: / *Date de la constitution ou de la fusion:*

24 January, 1986

(Day Month Year)
(jour, mois, année)

4. The articles of the corporation are amended as follows: / *Les statuts de la compagnie sont modifiés de la façon suivante:*

The Articles of the Corporation be and they are hereby amended to change or remove certain of the rights, privileges, restrictions or conditions attached to the Class A Preference Shares as follows:

(a) by inserting the following as clause (a)(iii.1):

"Conversion Date" means the date on or after which the holders of a series of Class A Preference Shares may be converted into Common Shares";

(b) by deleting paragraph (h) thereof; and

DYE & DURHAM FORM 3 (B.C.A.)

(c) by deleting clause (d)(i) thereof and inserting the following in its place thereof:

"The holders of each series of Class A Preference Shares shall have the right at any time on or after the Conversion Date determined by the Directors in respect of such series of Class A Preference Shares to convert the Class A Preference Shares of such series into Common Shares on the Conversion Basis determined by the Directors in respect of such series of Class A Preference Shares until such time as the original Conversion Basis shall be adjusted as hereinafter provided and thereafter on the adjusted Conversion Basis."

5. The amendment has been duly authorized as required by Sections 167 and 169 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément à l'article 167 et, s'il y a lieu, à l'article 169 de la Loi sur les compagnies.

6. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (le cas échéant) de la compagnie ont approuvé la résolution autorisant la modification

31 August, 1992

(Day, Month, Year)
(jour, mois, année)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

ARTAGRAPH REPRODUCTION TECHNOLOGY INCORPORATED

(Name of Corporation)
(Dénomination sociale de la compagnie)

By/*Par*: [signature]

(Signature) (Description of Office)
(Signature) (Fonction)

ALAN D. LITWACK - SECRETARY